Exhibit 99.3

Ardagh Metal Packaging S.A.

Annual Accounts for the year ended 31 December 2025

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

R.C.S.: B 251465

Table of Contents

Annual Accounts of Ardagh Metal Packaging S.A.
for the year ended 31 December 2025

Directors and Other Information	2
Audit Report	3
Abridged Balance Sheet	7
Abridged Profit and Loss Account	9
Notes to the Annual Accounts	11

Directors and Other Information

Directors

Herman Troskie

Abigail Blunt

Yves Elsen

Oliver Graham

Elizabeth Marcellino

Damien O’Brien

Mark Porto (appointed with effect from 17 November 2025)

The Rt. Hon. The Lord Hammond of Runnymede

Stefan Schellinger (appointed with effect from 27 May 2025)

Registered Office

56, rue Charles Martel
L-2134 Luxembourg
Luxembourg

Registre du Commerce et des Sociétés

B 251465

Auditor

PricewaterhouseCoopers Assurance, Société coopérative

Réviseur d’Entreprises agréé

2, rue Gerhard Mercator

L-2182 Luxembourg

Audit report

To the Shareholders of
Ardagh Metal Packaging S.A.

Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Ardagh Metal Packaging S.A. (the “Company”) as at 31 December 2025, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company’s annual accounts comprise:

•	the abridged balance sheet as at 31 December 2025;
•	the abridged profit and loss account for the year then ended; and
•	the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PricewaterhouseCoopers Assurance, Société coopérative, 2 rue Gerhard Mercator, L-2182 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu
www.pwc.lu	Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659) R.C.S. Luxembourg B294273 - TVA LU36559370

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the "Directors and other information” but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the annual accounts, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;
•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;
•	conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Luxembourg, 23 April 2026

PricewaterhouseCoopers Assurance, Société coopérative

Represented by

David Schmidt

Annual Accounts Helpdesk :		RCSL Nr. : B251465	Matricule : 2021 2200 442
Tel.	: (+352) 247 88 494		eCDF entry date :
Email	: centralebilans@statec.etat.lu	ABRIDGED BALANCE SHEET
Financial year from 01 01/01/2025 to 02 31/12/2025 (in 03 EUR )

Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg

ASSETS

	Reference(s)		Current year		Previous year
A. Subscribed capital unpaid	1101		101		102
I. Subscribed capital not called	1103		103		104
II. Subscribed capital called but unpaid	1105		105		106

B. Formation expenses	1107		107		108

C. Fixed assets	1109		109	2.445.393.082,00	110	3.000.802.638,00
I. Intangible assets	1111		111		112
II. Tangible assets	1125		125		126
III. Financial assets	1135	3	135	2.445.393.082,00	136	3.000.802.638,00

D. Current assets	1151		151	22.348.760,00	152	15.053.080,00

I. Stocks	1153		153		154
II. Debtors	1163		163	22.348.760,00	164	15.053.080,00
a) becoming due and payable within one year	1203	4	203	22.348.760,00	204	15.053.080,00
b) becoming due and payable after more than one year	1205		205		206
III. Investments	1189		189		190
IV. Cash at bank and in hand	1197		197		198

E. Prepayments	1199		199	57.209,00	200	59.437,00

TOTAL (ASSETS)			201	2.467.799.051,00	202	3.015.915.155,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B251465	Matricule : 2021 2200 442

CAPITAL, RESERVES AND LIABILITIES

	Reference(s)		Current year		Previous year
A. Capital and reserves	1301	5	301	1.602.610.797,00	302	2.474.051.029,00
I. Subscribed capital	1303		303	5.976.995,00	304	255.976.995,00
II. Share premium account	1305		305	4.370.231.376,00	306	4.614.315.696,00
III. Revaluation reserve	1307		307		308
IV. Reserves	1309		309	-33.425.690,00	310	-33.425.690,00
V. Profit or loss brought forward	1319		319	-2.118.731.301,00	320	-1.416.833.370,00
VI. Profit or loss for the financial year	1321		321	-389.029.438,00	322	-701.897.782,00
VII. Interim dividends	1323		323	-232.411.145,00	324	-244.084.820,00
VIII. Capital investment subsidies	1325		325		326

B. Provisions	1331		331		332

C. Creditors	1435	6	435	859.365.358,00	436	539.143.315,00
a) becoming due and payable within one year	1453		453	50.479.503,00	454	282.781.090,00
b) becoming due and payable after more than one year	1455		455	808.885.855,00	456	256.362.225,00

D. Deferred income	1403	7	403	5.822.896,00	404	2.720.811,00

TOTAL (CAPITAL, RESERVES AND LIABILITIES)			405	2.467.799.051,00	406	3.015.915.155,00

Oliver Graham	Stefan Schellinger

The notes in the annex form an integral part of the annual accounts

Annual Accounts Helpdesk :		RCSL Nr. : B251465	Matricule : 2021 2200 442
Tel.	: (+352) 247 88 494		eCDF entry date :
Email	: centralebilans@statec.etat.lu	ABRIDGED PROFIT AND LOSS ACCOUNT
Financial year from 01 01/01/2025 to 02 31/12/2025 (in 03 EUR )

Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg

	Reference(s)		Current year		Previous year
1. to 5. Gross profit or loss	1651	8	651	12.290.588,00	652	12.959.899,00
6. Staff costs	1605	9	605		606
a) Wages and salaries	1607		607		608
b) Social security costs	1609		609		610
i) relating to pensions	1653		653		654
ii) other social security costs	1655		655		656
c) Other staff costs	1613		613		614
7. Value adjustments	1657		657		658
a) in respect of formation expenses and of tangible and intangible fixed assets	1659		659		660
b) in respect of current assets	1661		661		662
8. Other operating expenses	1621	8	621		622

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B251465	Matricule : 2021 2200 442

	Reference(s)		Current year		Previous year
9.Income from participating interests	1715		715		716
a) derived from affiliated undertakings	1717		717		718
b) other income from participating interests	1719		719		720
10. Income from other investments and loans forming part of the fixed assets	1721	10	721	199.273.559,00	722
a) derived from affiliated undertakings	1723		723	199.273.559,00	724
b) other income not included under a)	1725		725		726
11. Other interest receivable and similar income	1727		727		728
a) derived from affiliated undertakings	1729		729		730
b) other interest and similar income	1731		731		732
12. Share of profit or loss of undertakings accounted for under the equity method	1663		663		664
13. Value adjustments in respect of financial assets and of investments held as current assets	1665	10	665	-555.410.056,00	666	-693.588.744,00
14. Interest payable and similar expenses	1627	11	627	-45.039.945,00	628	-21.264.122,00
a) concerning affiliated undertakings	1629		629	-42.925.231,00	630	-22.063.663,00
b) other interest and similar expenses	1631		631	-2.114.714,00	632	799.541,00
15. Tax on profit or loss	1635		635		636
16. Profit or loss after taxation	1667		667	-388.885.854,00	668	-701.892.967,00
17. Other taxes not shown under items 1 to 16	1637	12	637	-143.584,00	638	-4.815,00
18. Profit or loss for the financial year	1669		669	-389.029.438,00	670	-701.897.782,00

Oliver Graham	Stefan Schellinger

The notes in the annex form an integral part of the annual accounts

Notes to the Annual Accounts

1.	General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on 20 January 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

On 13 November 2025, the Company announced that on 12 November 2025, Ardagh Group S.A. (“AGSA”) reported that it had completed a comprehensive recapitalisation transaction in respect of certain debt of AGSA and its affiliates (the “Recapitalisation Transaction”). As part of the Recapitalisation Transaction, a debt-for-equity swap was effected pursuant to which certain holders of AGSA’s and its affiliates’ indebtedness acquired indirect ownership of AGSA through Ardagh Holdings S.A. (formerly Yeoman Capital S.A.). Following completion of the Recapitalisation Transaction, the ultimate parent of the Company is Ardagh Holdings S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”), which indirectly owns approximately 76% of the issued ordinary shares of the Company.

Ardagh Holdings S.A. prepares consolidated financial statements under IFRS Accounting Standards as adopted by the EU. The results of the Company will also be reflected in the consolidated financial statements that Ardagh Holdings S.A will prepare for the year ended 31 December 2025.

Copies of the Ardagh Holdings S.A. consolidated financial statements can be obtained from the Company at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

The Company also prepares consolidated financial statements, which are published according to the provisions of Luxembourg law.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers.

The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure. The Recapitalisation Transaction had no impact on the listing of AMPSA’s shares or the capital structure of AMPSA or its subsidiaries and AMPSA has remained a subsidiary of the Ardagh Group under the terms of the Recapitalisation Transaction.

2.    Summary of significant accounting policies

2.1	Basis of preparation

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements under the historical cost convention. The accounting policies and valuation rules are, apart from those enforced by the amended law of 19 December 2002, determined, and implemented by the board of directors of the Company (the "Board").

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the Board to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed. The Board believes that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Board makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations and future events that are believed to be reasonable under the circumstances.

At the date that the financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Company will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least 31 December 2026. In arriving at its conclusion, the Board has taken account of the Company and Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and the separate and distinct capital structure and aspects, and as a result, it is the Board’s judgment that it is appropriate to prepare the financial statements using the going concern basis.

2.2  Significant accounting policies

The main valuation rules applied by the Company are the following:

(a)	Financial assets

Shares in affiliated undertakings, participating interests and securities held as fixed assets are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are valued at nominal value.

In the case of durable depreciation in value according to the opinion of the Board, value adjustments are made in respect of financial assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(b)	Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(c)	Foreign currency translation

Transactions expressed in currencies other than euro are translated into euro at the exchange rate effective at the time of the transaction.

Financial assets expressed in other currencies than euro are translated at the exchange rate effective at time of transaction. At the balance sheet date, these assets remain translated at historical exchange rates.

Cash at bank and in hand is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year.

Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realisation whereas unrealised exchange gains are recognised on the balance sheet as deferred income.

Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealised losses are recorded in the profit and loss account whereas unrealised exchange gains are not recognised.

(d)	Creditors

Creditors are recorded at their reimbursement value. Where the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

(e)	Share premium account

A share premium account is recorded in the capital and reserves section of the balance sheet.

In the event of insufficient profits brought forward, dividends are allocated from the distributable share premium reserve.

3.	Shares in Affiliated Undertakings

Shares in affiliated undertakings	2025	2024
	€’000	€’000
Gross book value - opening balance	5,130,516	5,130,516
Gross book value - closing balance	5,130,516	5,130,516

Accumulated value adjustments – opening balance	(2,129,713)	(1,436,124)
Impairment of shares in affiliated undertakings	(555,410)	(693,589)
Accumulated value adjustments –closing balance	(2,685,123)	(2,129,713)

Net book value - opening balance	3,000,803	3,694,392

Net book value – closing balance	2,445,393	3,000,803

The following table provides information relating to our affiliated undertakings at 31 December 2025:

Name	Registered Office	Ownership %	Last balance sheet date	Carrying value of investments	Net equity	Loss for the year
				’000	’000	’000

Ardagh Metal Packaging Group Sarl	56, rue Charles Martel, L-2134 Luxembourg, Luxembourg	100%	31/12/2024	€2,445,393	€2,874,768*	(€812,504)*
Ardagh Packaging Holdings Limited	Ardagh House, South Country Business Park, Leopardstown, Dublin 18, Ireland	6.12%	31/12/2024	€nil	$nil*	($4)*

* These results relate to the unaudited stand-alone annual accounts of these entities.

Management has assessed the recoverable amounts of the shares in affiliated undertakings against the respective carrying values and concluded that an impairment charge of €555,410,056 (2024: €693,588,744) should be recognised, which is presented in the income statement within “value adjustments in respect of financial assets and of investments held as current assets”. The Company uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its impairment test. In assessing FVLCD, management uses a market approach, which includes, as key assumptions, the valuation multiple which a market participant would apply to Adjusted EBITDA.

4.	Debtors becoming due and payable within one year

	2025	2024
	€’000	€’000
Amounts owed by affiliated undertakings	18,593	15,053
Other receivables	3,756	-
	22,349	15,053

Amounts owed by affiliated undertakings comprises recharge income for the provision of services under a services agreement entered into in 2024 between the Company and one of its indirect subsidiaries, Ardagh Metal Packaging Holdings Sarl.

Other receivables relate to an insurance receivable recognised during the year.

5.	Capital and reserves

The movements in the subscribed capital were as follows:

Subscribed capital	2025	2024
	€’000	€’000
Authorised and subscribed
597,699,586 ordinary shares of €0.01 each	5,977	5,977
56,306,306 preferred shares of €4.44 each	-	250,000
	5,977	255,977

On 2 December 2025, the Company redeemed in full its 56,306,306 non-convertible non-voting 9% cumulative preferred shares for a total consideration of €250 million. The preferred shares were subsequently cancelled on 9 December 2025.

	Value	of Shares
	Par Value	No. of Shares	Issued subscribed capital
	€		€’000
Ordinary shares at 1 January 2025	0.01	597,699,586	5,977
Ordinary shares at 31 December 2025	0.01	597,699,586	5,977

Preferred shares at 1 January 2025	4.44	56,306,306	250,000
Preferred shares redeemed	4.44	(56,306,306)	(250,000)
Preferred shares at 31 December 2025	-	-	-

The movements in the reserve accounts are as follows:

X
	Subscribed capital	Share premium account	Legal reserve	Other reserves (i)	Profit or (loss) brought forward	Profit or loss for the year	Interim Dividends (ii)
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
At 1 January 2025	255,977	4,614,316	603	(34,029)	(1,416,833)	(701,898)	(244,085)
Allocation of loss from previous year	-	-	-	-	(701,898)	701,898	-
Allocation of dividends paid from previous year	-	(244,085)	-	-	-	-	244,085
Redemption of preferred shares	(250,000)	-	-	-	-	-	-
Share issuance	-	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	(389,029)	-
Interim dividends	-	-	-	-	-	-	(232,411)
At 31 December 2025	5,977	4,370,231	603	(34,029)	(2,118,731)	(389,029)	(232,411)

(i) In 2022, the Company repurchased and cancelled a total of 5,768,638 ordinary shares, returning €34 million to shareholders.

(ii) The Company approved the following dividends during the year:

On 25 February 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of €57.0 million ($60 million) was paid on 27 March 2025 to shareholders of record on 13 March 2025. On 25 February 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €5.6 million ($6 million) was paid on 27 March 2025.

On 22 April 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of €52.1 million ($60 million) was paid on 15 May 2025 to shareholders of record on 5 May 2025. On 22 April 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €5.6 million ($6 million) was paid on 15 May 2025.

On 22 July 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of €51.1 million ($60 million) was paid on 19 August 2025 to shareholders of record on 7 August 2025. On 22 July 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €5.6 million ($6 million) was paid on 19 August 2025.

On 21 October 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of €49.8 million ($60 million) was paid on 13 November 2025 to shareholders of record on 3 November 2025. On 21 October 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares to be paid on 13 November 2025. The net pro-rata dividend up to the redemption date of the preferred shares, amounted to €3.8 million ($4 million).

Decisions in relation to the dividend policy are determined by the Board, however the Company intends to continue to pay a regular quarterly interim dividend of $0.10 per ordinary share, which would equate to a full year dividend of $0.40 per ordinary share.

Legal reserve

Under Luxembourg law, the Company is required to allocate a minimum of 5% of its annual net profit to a legal reserve, until this reserve equals 10% of the subscribed share capital. This reserve is not available for distribution.

6. Creditors

	2025	2024
Becoming due and payable within one year:	€’000	€’000
Amounts payable to affiliated undertakings	44,611	282,235
Other creditors	5,868	546

Becoming due and payable after one year:
Amounts payable to affiliated undertakings	808,886	256,362
	859,365	539,143

Amounts owed to affiliated undertakings becoming due and payable within one year primarily consists of interest-bearing, working capital loans denominated in euro and U.S. dollar with Ardagh Metal Packaging Treasury Limited. Interest is calculated on the basis of a 360-day year and the actual days elapsed. The loans are unsecured, repayable on demand and carry interest at variable rates. The average interest rate on the euro loan was 3.5% and 5.3% on the U.S. dollar loan.

Amounts owed to affiliated undertakings becoming due and payable after one year relate to two new term loan agreements entered into during the year by the Company with Ardagh Metal Packaging Treasury Limited. These loans, with principal amounts of €560.7 million and €248.2 million respectively are both denominated in euro. Interest is calculated on the basis of a 360-day year and the actual days elapsed. The €560.7 million loan bears interest at 6.3% per annum, while the €248.2 million loan bears interest at 6.0% per annum. Both term loans are set to mature in January 2031. The previous €256.4 million term loan held by the Company was repaid during the year.

7. Deferred income

	2025	2024
	€’000	€’000
Deferred income	5,823	2,721

This amount represents an unrealised exchange gain on a U.S. dollar loan referenced in Note 6 – Creditors, calculated at the exchange rate effective at the balance sheet date. In accordance with the Foreign Currency accounting policy outlined in 2.2 (c) above, this gain is recognised as deferred income because the gain has not been realised.

8. Gross profit or loss

	2025	2024
	€’000	€’000
Other operating income	14,290	15,173
Other external expenses	(1,999)	(2,213)
	12,291	12,960

Other operating income comprises recharge income for the provision of services under a services agreement entered into in 2024 between the Company and one of its indirect subsidiaries, Ardagh Metal Packaging Holdings Sarl.

Other external expenses relate to direct and indirect costs and expenses for the operations of the Company.

9. Staff costs

The company has no employees.

10. Income from participating interests

	2025	2024
	€’000	€’000
Derived from affiliated undertakings	199,274	-

The Company received interim dividends of €49 million and €150 million from Ardagh Metal Packaging Group Sarl on 16 June 2025 and 19 December 2025, respectively.

11. Value adjustments in respect of financial assets and of investments held as current assets

	2025	2024
	€’000	€’000
Impairment of shares in affiliated undertakings	(555,410)	(693,589)

Management has assessed the recoverable amounts of the shares in affiliated undertakings against the respective carrying values and concluded that an impairment charge of €555,410,056 (2024: €693,588,744) should be recognised. The Company uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its impairment test. In assessing FVLCD, management uses a market approach, which includes, as key assumptions, the valuation multiple which a market participant would apply to Adjusted EBITDA.

12. Interest payable and similar expenses

	2025	2024
	€’000	€’000
Interest concerning affiliated undertakings	(42,925)	(22,064)
Foreign currency translation (losses)/gains	(2,115)	800
	(45,040)	(21,264)

Interest concerning affiliated undertakings reflected interest expense on amounts owed to Ardagh Metal Packaging Treasury Limited on its working capital loans and term loans referred to in Note 6 – Creditors.

13. Taxes

The Company is subject in Luxembourg to the applicable general tax regulations.

	2025	2024
	€’000	€’000
Tax expense for the financial year	(144)	(5)

The Company belongs to a group that is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Company is incorporated, which has come into effect for fiscal years starting on or after 31 December 2023. The Company performed an impact assessment of the OECD transitional safe harbour rules. The Company concluded that it should not be subject to top-up tax for the current year.

The Company has tax losses brought forward of €2,140,716,519 as per the last filed tax return for the year end 31 December 2024 and estimates €406,458,761 of tax losses for the year end 31 December 2025, which could lead to a potential deferred tax asset of €608,010,739 at a tax rate of 23.87%.

Regarding the aforementioned losses that have been generated as from tax year 2021 (€2,547,175,280), that amount can be carried forward for the seventeen years following the tax year in which the losses arose.

14. Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2025, including acting as guarantor of certain of the Group’s senior secured and senior debt, and providing guarantees under Section 357 of the Irish Companies Act 2014 and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joint and several liability, in accordance with Section 403, Book 2 of the Dutch Civil Code, for the liabilities of a number of its Dutch subsidiaries, as listed below.

Section 357 Exemption – Irish Company Law Requirement

The Irish subsidiary undertakings of the Company listed below have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Holdings Limited (In Liquidation)

Ardagh Metal Packaging Finance plc

Ardagh Metal Packaging Treasury Limited

Ardagh Metal Packaging International Services Limited

Section 264 Exemption – German Commercial Code Requirement

The German subsidiary undertakings of the Company listed below, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item 1.-5. of that Code.

Ardagh Metal Packaging Holdings Germany GmbH

Ardagh Metal Packaging Germany GmbH

Ardagh Metal Packaging Trading Germany GmbH

Section 403 Exemption – Dutch Civil Code Requirement

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its consolidated participations. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Metal Packaging Netherlands B.V.

Ardagh Metal Packaging Trading Netherlands B.V.

Earnout Shares

Ardagh Group S.A. has a contingent right to receive up to 60.73 million earnout shares from the Company. The earnout shares are issuable by the Company to Ardagh Group S.A. subject to attainment of certain stock price hurdles, over a five-year period ending on 31 January 2027. There have been no triggering events in relation to the earnout shares and as a result these have been treated as off-balance sheet items.

Warrants

All warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMPSA warrants exercisable for the purchase of shares in AMPSA at an exercise price of $11.50 ending in August 2026. There have been no triggering events in relation to the warrants and as a result these have been treated as off-balance sheet items.

15. Related party transactions

The primary related party transactions of the Company include investments in and loans to and from affiliated entities as well as associated interest. Other transactions include the preferred share issuance and dividends declared and paid. Please refer to preceding notes in these annual accounts.

The Company has a receivable balance of €1.2 million with AGSA in respect of German real estate transfer taxes.

On 2 December 2025, the Company redeemed its 56,306,306 non-convertible, non-voting 9% cumulative preferred shares with a nominal value of €4.44 each, issued in July 2022 to AGSA and subsequently transferred to a wholly-owned subsidiary of AGSA in 2024, for a total consideration of €250 million. The preferred shares were subsequently cancelled on 9 December 2025.

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than AMPSA and its subsidiaries). The services pursuant to the Services Agreement include typical corporate functional support areas in order to compliment the activities in these areas which exist within AMPSA. The fees for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of 31 December 2025, the Services Agreement automatically renewed for an additional one-year term, with the fees for the services provided calculated based on an allocation of the cost associated with such services. The Services Agreement will renew automatically on an annual basis until terminated. All or any part of the Services Agreement may be terminated by either party providing nine months prior written notice to the other party, or by mutual consent of both parties in writing at any time.

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share.

16.	Subsequent events

On 29 January 2026, the Company (and certain of its subsidiaries) signed an amendment agreement to increase the Group’s global asset-based loan facility to $450 million and to extend the maturity to 29 January 2031.On 24 February 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of €55 million ($60 million) was paid on 26 March 2026 to shareholders of record on 12 March 2026.

On 21 April 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be payable on 25 June 2026, to shareholders of record on 11 June 2026.

In December 2022, Ardagh Metal Packaging USA Corp., a subsidiary of AMPSA, filed a lawsuit in the United States District Court for the Northern District of Illinois, against its customer, American Craft Brewery, a subsidiary of The Boston Beer Company, Inc. (“Boston Beer”), for breach of contract in respect of minimum volume purchase requirements. The litigation progressed to trial during the period and on April 6, 2026, the Court entered a jury verdict awarding damages of approximately $175 million, plus pre-judgment interest if assessed, to the Group, subject to any post-trial motions.

Elizabeth Marcellino intends to retire from the Board and will not stand for re-election as a director of the Company at the 2026 annual general meeting of shareholders of the Company.

There have been no other significant events between the balance sheet date and the date of approval of the annual accounts.

17.	Approval of annual accounts

The annual accounts were approved on 21 April 2026.